Exhibit 99.1

August 31, 2005

Dear Fellow Geac Shareholder:

The deadline to vote for Geac’s Board of Directors is fast approaching, and we need your vote to re-elect all eight of our directors to the Board.

WE URGE YOU TO VOTE THE WHITE PROXY FORM TODAY TO

PROTECT THE VALUE OF YOUR INVESTMENT

You may have received Crescendo’s proxy materials soliciting your vote for two dissident director nominees to your Board of Directors. Please DO NOT sign or return Crescendo’s gold proxy form. Just IGNORE Crescendo’s gold proxy form or any form marked “Gold.”

Re-elect Geac’s eight nominees by voting FOR all eight on the enclosed WHITE proxy and return ONLY the WHITE proxy in the enclosed postage-paid envelope.

GEAC: SUCCESSFULLY GENERATING SHAREHOLDER VALUE FOR YOU

Your Board is focused on continuing to deliver value to Geac shareholders. In fact, since Geac’s current management was installed by the Board approximately two years ago, Geac’s financial performance has improved dramatically and its share price has more than doubled, far exceeding all relevant indices. The Company’s performance over the last five years (below) shows the full value your Board has been able to achieve for shareholders:

Geac Financial Comparisons

	FY2001	FY2002	FY2003	FY2004	FY2005
TSX share price (as of April 30, in CAD)	$1.73	$4.25	$5.45	$8.18	$10.42
Gross profit margin percentage	49.5%	54.6%	58.6%	60.7%	63.9%
License sales as a percentage of revenue	10.8%	11.6%	12.1%	14.6%	16.0%
License sales (in USD)	$59,782	$53,410	$49,380	$65,190	$71,040
Earnings from operations before income taxes as a percentage of revenue	(42.2)%	11.9%	13.0%	15.9%	19.8%

Your Board is independent, cohesive and highly experienced, and dedicated to supporting Geac’s success through responsible and well-considered strategic actions that create and return value to all shareholders. That is why we we need your support. The two directors targeted by Crescendo for removal, Robert L. Sillcox and Michael D. Marvin, have provided valuable experience and expertise to our Board for the past four years. Please see the attached biographies of Mr. Sillcox and Mr. Marvin and you will understand the value that they add to the Geac Board of Directors.

GEAC’S PLEDGE TO SHAREHOLDERS

As part of our focus to continue to deliver value to shareholders, your Board and management make the following pledge for the future of your company:

•                  We will continue to operate the business in a fiscally responsible manner with a focus on free cash flow generation.

•                  We will not be pressured into overpaying for acquisitions.

•                  We will continue to thoroughly evaluate potential acquisition candidates and prepare detailed integration plans prior to seeking Board approval.

•                  We will always be open to ideas shared by our customers, employees and shareholders with respect to enhancing the value of Geac.

•                  We will continue to practice strong corporate goverance to minimize risks to shareholders.

•                  We will continue to consider all alternatives to enhance value for all Geac shareholders.

Do not put your investment in jeopardy by electing two dissident directors who

WILL NOT add value to your Board – THROW AWAY THE GOLD PROXY

Mr. Rosenfeld of Crescendo has very limited experience as a director of a large, established, successful company and a mixed track record in creating value for all shareholders. As a long time arbitrageur, he is known for seeking short-term economic gain for himself without consideration for anyone else or for the long-term consequences for the company. In fact, as an approximate 5% shareholder, he is trying to bypass established governance procedures that protect all shareholders and gain a 25% representation on your Board. Is that not self-serving?

CRESCENDO HAS NOT OFFERED ANY NEW IDEAS TO INCREASE SHAREHOLDER VALUE

Crescendo’s platform consists of two suggestions, both of which already have been addressed by Geac.

•                  Mr. Rosenfeld and his colleague need to be on the Geac Board so that Geac will hire an investment banker to explore “all available options” for the Company. In fact, Geac has been working with Bear, Stearns & Co. over the last several months to explore a wide range of strategic alternatives to enhance shareholder value, including having discussions with third parties who have expressed or may have an interest in a possible merger with or acquisition of the Company. While there can be no assurance that these talks will result in a transaction, we pledge to you that your current Board of Directors will continue to consider all alternatives to enhance value for all Geac shareholders without jeopardizing the long term prospects of Geac.

•                  Mr. Rosenfeld says he and his colleague need to be on the Geac Board because he is worried that Geac will pay too much for acquisitions, yet he has no basis for that concern. Your Board and management have been disciplined and prudent in the execution of our acquisition strategy and in identifying opportunities that can provide long-term shareholder value. Under current management, Geac has acquired companies at a discount to revenue and we recently have walked away from two other potential acquisitions because we concluded they were overpriced. We will not overpay.

We believe Mr. Rosenfeld’s ill-conceived approach is contrary to your best interests, and that adding him and Mr. Conroy to Geac’s Board would be disruptive to the Company and our efforts to continue generating value for you, our shareholders. Your Board of Directors and current management have a track record of increasing shareholder value through operating performance.

Your Board is acutely aware of its fiduciary obligations and is committed to further increasing shareholder value — either by pursuing our strategic plan or engaging in a transaction which provides fair value for your shares.

ANALYSTS, MEDIA AND INVESTORS UNDERSTAND OUR SUCCESS

Don’t just take our word for it. Please take a look at the enclosed article titled “Crescendo falls flat in scattershot board bid” by Andrew Willis, a highly respected columnist at the Globe & Mail, which was published on August 26, 2005. It has some very keen insights on this proxy contest. Among his comments,

“It’s one thing to lean hard, at the board level, at a company that is troubled. It’s quite another to target a team that’s outperforming rivals and has built a billion-dollar company, with a widely respected board…On the current crew’s watch, Geac shares are up 129 per cent, performance that’s about three times better than the energy-heavy S&P/TSX benchmark and six times superior to tech benchmarks.”

“Geac’s board includes lawyer Tom Allen, one of Canada’s deans of governance, and former OMERS senior executive Robert Sillcox, who Crescendo also wants to boot off the board. This gang of directors and officers have proved their worth, so with some justification, Mr. Jones argues that Mr. Rosenfeld “has very limited experience as a director of a large, established, successful company and is well known for seeking short-term economic gain for himself without consideration for anyone else or for the long-term consequences for the company.”

“Activists have an important role to play in this market. But if fund managers start abusing their power, or even take a ready-shoot-aim approach to corporate governance, then the whole movement suffers.”

Mr. Willis is not alone in his views. This is what some of our analysts and investors have to say:

“…Geac management has done a good job and been very disciplined when it comes to making acquisitions. I don’t see how Crescendo will magically surface value…”

– Robert McWhirter, President and Portfolio Manager at Selective Asset Management Inc., as quoted in Dow Jones Newswire, August 24, 2005

“We believe that Geac’s current management and board have done a good job building shareholder value - the primary evidence being a 134% increase in the stock price since August 2003, when the majority of the new management team joined the company. The Crescendo proxy truncates the company’s share price performance at the end of April 2004 (leaving out the most recent fiscal year), and thereby significantly understates management’s ability to generate shareholder value.”

– Versant analysts Tom Liston and Nicolas Rimbert, August 23, 2005

“They’ve outperformed peers, and I just can’t imagine what’s broken and needs to be fixed.”

– Fund manager, commenting on Geac’s performance and Crescendo Partners’ push for board seats, as quoted in the Globe & Mail, August 18, 2005

DON’T PUT YOUR INVESTMENT AT RISK:

REELECT GEAC’S EXPERIENCED AND EFFECTIVE BOARD

If you have questions or need assistance voting, please call Geac’s proxy solicitor, Georgeson Shareholder Communications, toll-free at (866) 765-7561.

Thank you for your support. It is deeply appreciated.

Sincerely,

“C. Kent Jesperson”	“Charles S. Jones”

C. Kent Jespersen	Charles S. Jones
Non-Executive Chairman	President and Chief Executive Officer
Geac Computer Corporation Limited	Geac Computer Corporation Limited

IMPORTANT INFORMATION

Further information is provided in Geac’s 2005 management proxy circular, previously sent to you, which is also available in the Investor’s section of the company’s website.

To the extent that independent industry researchers, financial analysts or Geac commissioned research are quoted in these proxy materials, it is Geac’s policy to use reasonable efforts to verify the source and accuracy of the quote. Geac has not, however, sought or obtained the consent of the quoted source to the use of such quote as proxy soliciting material. These materials contain expressions of opinion and belief. Except as otherwise expressly attributed to another individual or entity, these opinions and beliefs are the opinions and beliefs of Geac.

This document contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future. These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases. These forward-looking statements are neither promises nor guarantees. They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results. Geac disclaims any obligation to update any such forward-looking statements after the date of this release. Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized. These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

The Globe and Mail article
by Andrew Willis
Friday, August 26, 2005

A new chapter in the history of Canadian shareholder activism is about to be written at software company Geac.

In the past, we’ve seen smart, motivated investors make an enormous, positive contribution to a company’s fortunes. Think of what’s played out at Nexen, or Creo, or Sherritt Gordon, for those with long memories.

We also have a few cases of institutions throwing their weight around, and their targets making unexpected parries — take a bow, Manitoba Tel. There are likely happy endings in the works at the likes of Cinram, and there’s one or two situations where the best efforts of fund managers have accomplished next to nothing — see Caldwell Partners and Frank Stronach’s MI Developments.

Geac is shaping up to be a case study in activists who end up with egg on their faces. The bigger lesson here is there may be too much activist money chasing too few opportunities.

A New York-based fund called Crescendo Partners, which has notched up wins on several Canadian investments, launched a proxy battle last week to put two directors on Geac’s nine-member board. One of Crescendo’s nominees is Eric Rosenfeld, a co- founder of the fund and a veteran of the game who contributed to the boards of Spar Aerospace and BCE Emergis.

Yesterday, Geac responded to Mr. Rosenfeld’s push. The company made Crescendo look inept. It appears that Mr. Rosenfeld didn’t do his homework before launching this proxy fight, and now he looks silly.

The heart of Mr. Rosenfeld’s plea for board representation is that he wants to hire an investment bank to review Geac’s strategic options and squelch any takeover that might hurt the share’s performance.

In a letter asking shareholder not to endorse the Crescendo nominees’ Geac CEO Charles Jones explained yesterday that the company has been working with brokerage house Bear Stearns since late 2004 on potential acquisitions and overall strategic reviews. On the issue of takeovers, Mr. Jones pointed to the company’s impressive and well-known track record for buying smart, and backing away from bad deals.

More seriously, Mr. Jones challenged the credibility of Crescendo’s other nominee to the Geac board. In its first submission to shareholders, Crescendo put forward an individual named Gerry Smith, who was described as a venture partner of Updata Partners, a technology- focused private equity firm.

“In actuality, Mr. Smith never had a formal relationship with Updata Partners,” Mr. Jones told shareholders. “In fact, Updata has publicly endorsed Michael Marvin, a director that Crescendo has targeted to be replaced by its nominees.” Crescendo has since pulled Mr. Smith’s name for consideration due to a “conflict,” and is now pushing a candidate named Dennis Conroy.

Geac’s board includes lawyer Tom Allen, one of Canada’s deans of governance, and former OMERS senior executive Robert Sillcox, who Crescendo also wants to boot off the board. This gang of directors and officers have proved their worth, so with some justification, Mr. Jones argues that Mr. Rosenfeld “has very limited experience as a director of a large, established, successful company and is well known for seeking short-term economic gain for himself without consideration for anyone else or for the long-term consequences for the company.”

On the current crew’s watch, Geac shares are up 129 per cent, performance that’s about three times better than the energy-heavy S&P/TSX benchmark and six times superior to tech benchmarks. It’s one thing to lean hard, at the board level, at a company that is troubled. It’s quite another to target a team that’s outperforming rivals and has built a billion-dollar company, with a widely respected board.

Activists have an important role to play in this market. But if fund managers start abusing their power, or even take a ready-shoot -aim approach to corporate governance, then the whole movement suffers.

TAL waves goodbye

There’s been a changing of the guard at TAL Global Asset Management.The money management arm of CIBC said goodbye to about eight employees yesterday, with both portfolio managers and marketing professions departing. Among those leaving is Ian Joseph, a well known stock picker who ran TAL’s Canadian equity growth funds. He used to be with Altamira, and has also worked tirelessly as a volunteer in industry groups.

Goodmans’ trust financings

Correction: Poor typing meant that law firm Goodmans didn’t get proper credit for the income trust financings that it’s worked on this year. Goodmans has been involved in 19 IPOs and secondary sales of trusts that have closed so far this year and has deep experience in cross-border deals in the sector.

“Reprinted with permission from THE GLOBE AND MAIL”

Leadership Credentials of the Directors Crescendo Wants to Remove From Your Board:

Robert L. Sillcox, Independent Geac Director since 2001:

•                  Chairman of the Geac Audit Committee.and member of the Governance and Nominating Committee

•                  Has 40 years of experience as an investment professional, and was Chief Investment Officer of OMERS, a $35 billion pension fund that is one of Canada’s largest and most influential.

•                  Currently a director of Glenmount International, an industrial technology investor, and of Help Caster Technologies, a VOIP technology company; and formerly Chairman of Quant Investment Strategies Inc.

•                  Has also served in various advisory positions, including as a member of State Street Global Advisors Canada’s advisory committee; President and Chairman of the Pension Investment Association of Canada (PIAC), which develops corporate governance guidelines and assists members in improving their investment process; and as a member of the Toronto Stock Exchange’s committee on corporate disclosure.

Michael D. Marvin, Independent Geac Director since 2001:

•                  Member of the Geac Human Resources and Compensation Committee

•                  Has approximately 20 years experience in the software technology field.

•                  The founder, Chairman Emeritus, and first CEO of MapInfo Corporation, a software technology company which he led from infancy to become a $100 million publicly traded global software leader.

•                  In both management and advisory positions, he has assisted companies with growth initiatives and provided advice and investment to technology-based companies.

•                  Has served as an independent consultant to national software research and development organizations and federal government agencies.

•                  A founding partner of Exponential Business Development Company, a venture fund dedicated to growing technology companies.

Re-elect Geac’s eight nominees by voting FOR all eight on the enclosed WHITE proxy and return ONLY the WHITE proxy in the enclosed postage-paid envelope. If you have questions or need assistance voting, please call Geac’s proxy solicitor, Georgeson Shareholder Communications, toll-free at (866) 765-7561.